NEWS RELEASE
January 11, 2019

TAHOE RECEIVES BRITISH COLUMBIA COURT APPROVAL FOR PLAN OF ARRANGEMENT WITH PAN AMERICAN SILVER

VANCOUVER, British Columbia – January 11, 2019 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) is pleased to announce that earlier today the Supreme Court of British Columbia issued its final order approving the proposed transaction (the “Arrangement”) whereby Pan American Silver Corp. (“Pan American”) will acquire all of the issued and outstanding shares of Tahoe.

Both Tahoe and Pan American shareholders approved the Arrangement at their respective special meetings held earlier this week. Subject to the satisfaction or waiver of all conditions precedent to the Arrangement, including receipt of approval from the Mexican Federal Economic Competition Commission, the Arrangement is anticipated to be completed on or about February 26, 2019.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the U.S. Exchange Act, or the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”). These forward-looking statements include but are not limited to statements and information concerning receipt of approval of the Mexican Federal Economic Competition Commission and the anticipated closing date of the Arrangement. These forward-looking statements are based on the beliefs of Tahoe’s management, as well as on assumptions, which management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the receipt of the required governmental and regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tahoe or Pan American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; Tahoe will incur costs even if the Arrangement is not completed, and may also be required to pay a termination fee to Pan American; risks related to the diversion of management time on the Arrangement; risks related to the completion of the Arrangement having a potential adverse effect on the market price of Pan American shares; changes in applicable laws and compliance with government regulation; risks related to the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation; risks related to political developments and policy shifts; and risks related to community and non-governmental actions.

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Some of the important risks and uncertainties that could affect forward-looking statements are described further in the management information circular of Tahoe dated December 4, 2018 and under the heading “Risks Related to Tahoe’s Business” in Tahoe’s most recent Form 40-F and annual information form filed with the United States SEC and Canadian provincial securities regulatory authorities, respectively, and included in the management’s discussion and analysis for the nine months ended September 30, 2018. Although Tahoe has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and other than as required by applicable securities laws, Tahoe assumes no obligation to update or revise them to reflect new events or circumstances, except to the extent required by applicable law.

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